ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

1 November 2023

NOVONIX Finalizes US$100 Million Grant Award from U.S. Department of Energy

- Funding underpins doubling of production capacity to 20,000 tpa at existing Riverside (Chattanooga) facility -

- Recent Chinese export controls on graphite highlight the importance of US based suppliers such as NOVONIX -

NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that its NOVONIX Anode Materials division finalized its US$100 million grant award from the U.S. Department of Energy (DOE) to expand domestic production of high-performance, synthetic graphite anode materials at its Riverside facility in Chattanooga, Tennessee.

On 20 October 2022, NOVONIX announced its selection to enter negotiations for US$150 million in grant funding to support the construction of a new synthetic graphite manufacturing facility with a targeted initial output of 30,000 tonnes per annum (tpa). Through negotiations with the DOE, the Company successfully reallocated the funding more immediately to its Riverside facility which has a target production of up to 20,000 tpa and, accordingly, resized the award to US$100 million. The DOE grant funding will support the installation and commissioning of equipment to produce the targeted 20,000 tpa of capacity from Riverside. Under the terms of the grant, government funds must be matched by the recipient. In addition to the US$100 million DOE grant funding, the Company expects its cash position, customer revenues, additional government programs, strategic partners and other capital sources to fund planned growth.

“We are excited to complete the award negotiation with the DOE and expand the capacity of our Riverside facility. The ability to deploy $100 million towards Riverside’s recently increased production targets will have an immediate beneficial impact on the Company’s plans and the battery materials supply chain here in North America,” said Dr. Chris Burns, CEO of NOVONIX.

“Recent Chinese export controls on graphite reiterate the importance of building domestic supply in the U.S. We remain committed to continued expansion and building additional production facilities with our focus currently on reaching mass production at Riverside to demonstrate our ability to compete, both technically and commercially, on a global scale.”

This grant funding through the Bipartisan Infrastructure Law (BIL) is aimed to support establishing a North American battery supply chain amidst surging demand and growing calls to onshore these critical industries. Synthetic graphite is currently imported almost exclusively from China.

NOVONIX’s Riverside facility is due to begin production in late 2024 to support the Company’s supply agreement with KORE Power, and the Company will provide a progress update in the

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

first quarter of 2024. The Company continues to engage with other prospective customers about product qualification, production timelines, and potential supply agreements that could be supported from Riverside or future production facilities.

NOVONIX also continues to advance plans for a new production facility with an initial production target of at least 30,000 tpa. The engineering and design of this facility will leverage the updated engineering specific to Riverside to be completed in the first quarter of next year.

The Company’s application for funding support under the DOE Loan Programs Office’s Advanced Technology Vehicles Manufacturing (ATVM) Program has been invited to Due Diligence (“Phase 3”). A loan through the ATVM program may provide leverage up to 80% of eligible project costs of the Company's next facility. The timing of this next facility and NOVONIX’s subsequent plans to reach 150,000 tpa of production in North America will be based on the timelines of potential customer demand.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our cathode technology and our plans to scale operations. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the furnace technology, our ability to access global supply chains, timing and demand of customer supply contracts, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs and access for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA